SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the year ended June 30, 2007

Commission file number: 33-60032

Buckeye Retirement Plan

Buckeye Technologies Inc.
1001 Tillman Street, Memphis, TN 38112
901-320-8100

Plan Number 002

Internal Revenue Service — Employer Identification No. 62-1518973

June 30, 2007 and 2006

BUCKEYE RETIREMENT PLAN

Financial Statements
For the Year Ended June 30, 2007

BUCKEYE RETIREMENT PLAN

Contents

Page

Independent Auditor's Report	2

Statements of Net Assets Available for Benefits	3

Statements of Changes in Net Assets Available for Benefits	4

Notes to Financial Statements	5-11

Independent Auditor's Report

To the Buckeye Investment Committee
Buckeye Retirement Plan
Memphis, Tennessee

We have audited the accompanying statements of net assets available for benefits of Buckeye Retirement Plan as of June 30, 2007 and 2006, and the related statements of changes in net assets available for benefits for the years then ended.  These financial statements are the responsibility of the Plan’s management.  Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.  An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of Buckeye Retirement Plan at June 30, 2007 and 2006, and the changes in its net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

    Thompson Dunavant PLC
    Memphis, Tennessee
    December 14, 2007

BUCKEYE RETIREMENT PLAN

Statements of Net Assets Available for Benefits
June 30, 2007 and 2006

	2007	2006
Assets
Investments
Mutual funds	$122,968,340	$95,564,050
Common stock of Buckeye Technologies Inc.	22,795,338	14,220,360
Loans to participants	616,793	531,626
	146,380,471	110,316,036
Receivables
Employer contributions	6,237,389	6,162,660
Participant contributions	-	169,711
Due from broker for unsettled trades	1,989	3,276
	6,239,378	6,335,647
Net assets available for benefits	$152,619,849	$116,651,683

                  The accompanying notes are an integral

                  part of these financial statements.

BUCKEYE RETIREMENT PLAN

Statements of Changes in Net Assets Available for Benefits
For the Years Ended June 30, 2007 and 2006

	2007	2006
Additions to net assets attributed to:
Investment income
Net appreciation in fair value of investments	$22,816,459	$2,064,941
Interest and dividends	8,607,502	4,691,055
	31,423,961	6,755,996
Contributions
Employer	7,352,630	7,166,002
Participants	4,549,974	4,409,789
Rollovers from other plans	15,599	4,231
	11,918,203	11,580,022
Total additions	43,342,164	18,336,018
Deductions from net assets attributed to:
Benefits paid to participants	7,336,989	4,158,013
Administrative expenses	37,009	37,046
Total deductions	7,373,998	4,195,059
Net increase in net assets	35,968,166	14,140,959
Net assets available for benefits
Beginning of year	116,651,683	102,510,724
End of year	$152,619,849	$116,651,683

                  The accompanying notes are an integral

                  part of these financial statements.

                  BUCKEYE RETIREMENT PLAN

                  Notes to Financial Statements

                  June 30, 2007 and 2006

Note 1 - Description of Plan

The following description of Buckeye Retirement Plan provides only general information.  Readers should refer to the Plan Agreement for a more complete description of the Plan's provisions.

General

Buckeye Retirement Plan (the "Plan") is a defined contribution plan covering all full-time employees of Buckeye Technologies Inc. and its wholly-owned subsidiaries (collectively the "Company").  Employees, as defined in the Plan Agreement, are eligible to make employee deferral contributions and rollover contributions to the Plan and receive Company matching contributions upon date of hire in an eligible category of employment. Employees are eligible for the Company foundation contribution upon completion of 1,000 hours of service either during the first twelve months of employment or during any plan year (July 1 to June 30).  The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA), as amended.

Contributions

Participants may defer up to 100% of their annual compensation and may also contribute a portion or all of incentive compensation, subject to Internal Revenue Service limitations.  The Company makes matching contributions to the Plan equal to 50% of the first 4% of compensation that a participant contributes to the Plan not to exceed $2,000.

Foundation contributions, as defined in the Plan Agreement, made annually by the Company are computed based upon the following formula:

Contribution = (A+B)C
A = 1%, B = .5% multiplied by number of years service not to exceed twenty (20) years.  C = Plan year compensation.  The minimum contribution is 1½% of eligible compensation and the maximum contribution is 11% of eligible compensation.

Foundation contributions are generally funded in the six month period following the Plan's year end.

Participant accounts

Each participant's account is credited with the participant's deferral contribution, the Company's matching contribution, and the Company's foundation contribution, plus a proportionate interest in the investment earnings or losses of the funds in which the contributions are invested.  Allocations are based upon the participant's eligible compensation or account balances, as defined by the Plan Agreement.  The benefit to which a participant is entitled is the benefit that can be provided from the participant's account.

                  BUCKEYE RETIREMENT PLAN

                  Notes to Financial Statements (Continued)

                  June 30, 2007 and 2006

Note 1 - Description of Plan (continued)

    Vesting

    Participants are immediately vested in their deferral contributions plus earnings thereon.  Effective January 1, 2007, active participants are 100% vested in  the  Company foundation  contributions and related earnings after three years of credited service. In the event of death, disability, normal retirement age (65), or if the Plan is discontinued, participants become 100% vested in all account balances. Prior to January 1, 2007, participants were 100% vested in the Company foundation contributions and related earnings after completion of five years of credited service. Participants vest in the Company matching contributions and related earnings at the rate of 20% per year, with 100% vesting after completion of five years of credited service.

    Payment of benefits
    Participants may choose to receive account distributions either in the form of a lump sum payment or installments over a period of time as defined in the Plan
    Agreement.  However, if the participant's vested balance does not exceed $1,000, the Plan may distribute funds in the form of a lump sum payment without the consent of the participant.

Forfeitures

If an employee terminates before his or her account has become fully vested, such portion of the account is forfeited.  Participant forfeitures are used to reduce future employer contributions or pay plan expenses.  There were no forfeitures used to reduce employer contributions in 2007 or 2006.  There were no forfeitures used to pay plan expenses in 2007.  Forfeitures used to pay plan expenses totaled  $1,525 in 2006.

Plan termination

Although it has not expressed any intent to do so, the Company has the right to modify or terminate the Plan at any time subject to the provisions of ERISA and the Plan Agreement.  In the event of termination, the Plan provides that all affected participants' interests will become fully vested and nonforfeitable.

Note 2 - Summary of significant accounting policies

Investments

Investments are stated at fair value based upon quoted market prices.  Purchases and sales of securities are recorded on a trade-date basis.  Interest income is recorded on the accrual basis and dividends are recorded on the ex-dividend date.

Benefit payments

Benefit payments to participants are recorded upon distribution.

                  BUCKEYE RETIREMENT PLAN

                  Notes to Financial Statements (Continued)

                  June 30, 2007 and 2006

Note 2 - Summary of significant accounting policies

Use of estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires the plan administrator to make estimates and assumptions which affect certain reported amounts and disclosures.  Actual results may differ from those estimates.

Note 3 - Investments

The Plan allows participants to direct their contributions and account balances among different investment options offered by Fidelity Management Trust Company.  The Plan currently allows participants to invest in twenty mutual funds offered by Fidelity Management Trust Company and Buckeye Technologies Inc. common stock.

The fair value of the individual investments which represent five percent (5%) or more of the Plan's net assets available for benefits as of June 30, 2007 and 2006 is as follows:
	2007	2006
Fidelity Growth and Income Fund	$23,133,569	$21,336,524
Buckeye Technologies Inc. common stock	22,795,338	14,220,360
Neuberger Berman Genesis Fund	17,826,976	16,446,986
Spartan U.S. Equity Index Fund	16,537,462	13,638,286
Fidelity Diversified International Fund	16,516,929	10,341,762
Davis New York Venture Fund, Inc.	12,779,639	8,324,311
Fidelity Retirement Money Market Portfolio	9,610,496	6,842,981
Fidelity Puritan Fund	8,027,648	6,427,329

During 2007 and 2006, the Plan's investments (including investments bought, sold and held during the year) appreciated (depreciated) in value as follows:
	2007	2006
Mutual funds	$9,590,706	$2,504,438
Buckeye Technologies Inc. common stock	13,225,753	(439,497)
	$22,816,459	$2,064,941

                  BUCKEYE RETIREMENT PLAN

                  Notes to Financial Statements (Continued)

                  June 30, 2007 and 2006

Note 4 - Nonparticipant-directed investments

Information about the net assets and the significant components of the changes in net assets relating to the nonparticipant-directed investments is as follows:
	2007	2006
Net assets
Buckeye Techologies Inc. common stock	$7,055,826	$3,982,362
Changes in net assets
Net appreciation (depreciation) in fair value of investments	$3,426,882	$(108,938)
Benefits paid to participants	(355,216)	(204,593)
Administrative expenses	(164)	(128)

Note 5 - Loans to participants

Participants that qualify for in-service hardship withdrawals, as defined in the Plan Agreement, may borrow up to the lesser of their deferral contributions account or $50,000.  Any such hardship loan must be for at least $1,000 or the balance of the participant's deferral contributions account, if less.  Loan repayment periods range from one to five years.  The loans are collateralized by the balance in the participants' account and bear interest at a rate commensurate with local prevailing rates as determined by the plan administrator.  As of June 30, 2007, interest rates on loans to participants ranged from 5.00% to 9.75%.  Principal and interest is repaid ratably through payroll deductions.

Note 6 - Related party transactions

The Plan purchased $3,095,848 and sold $7,725,873 of the plan sponsor's common stock during  the year ended June 30, 2007.  During the year ended June 30, 2006, the Plan purchased $2,675,160 and sold $7,001,242 of the plan sponsor's common stock.  The common stock of the plan sponsor held by the Plan at June 30, 2007 and 2006 had a market value of $22,795,338 and $14,220,360, respectively.

Plan investments include interests in certain mutual funds managed by Fidelity Investments Institutional Operations Company, Inc.  Fidelity Management Trust Company, an affiliate of Fidelity Investments Institutional Operations Company, Inc., is the trustee as defined by the Plan and, therefore, these investments and related investment transactions qualify as a party-in-interest.  Fees paid to the trustee totaled $37,009 and $37,046 for the years ended June 30, 2007 and 2006, respectively.

The Company provides the Plan with certain management and administrative services for which no fees are charged.

Note 7 - Tax status

The Plan has received a determination letter from the Internal Revenue Service stating that the Plan qualifies under the applicable sections of the Internal Revenue Code (IRC) and is, therefore, not subject to tax under present income tax law.  The Plan, which has been amended since receiving the determination letter, is required to operate in conformity with the IRC to maintain its qualification.  Management is not aware of any course of action or series of events that have occurred that might adversely affect the Plan's qualified status.

Note 8 - Concentration of market risk

The Plan has a significant portion of its assets invested in Buckeye Technologies Inc. common stock.  This investment in Buckeye Technologies Inc. common stock approximates 15% of the Plan's net assets available for benefits as of June 30, 2007.  As a result of this concentration, any significant reduction in the market value of this stock could adversely affect individual participant accounts and the net assets of the Plan.

Pursuant to the requirements of the Securities Exchange Act of 1934, the Retirement Plan Committee of the Employee Retirement Plans for Buckeye Technologies Inc. has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BUCKEYE RETIREMENT PLAN

By:     /s/ Steven G. Dean
Steven G. Dean, Sr. Vice President and Chief Financial Officer

Date: December 20, 2007